[On letterhead of Eversheds Sutherland (US) LLP]

February 22, 2023

VIA EDGAR

Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: Prospect Floating Rate and Alternative Income Fund, Inc.

Dear Ms. Fettig:

On behalf of Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 23, 2023, in connection with the SEC’s review of the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2022 (the “Form 10-K”), as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. All page number references refer to the Form 10-K.

1.On the Cover Page, we note that you checked the following box: “Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.” Non-accelerated filers such as the Company are not required to file such reports. Please correct this in future filings.

Response: The Company will make the correction in future filings.

2.On Page 13, under the heading “Securities Exchange Act and Sarbanes-Oxley Act Compliance,” the third bullet point states: “pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. This report must be audited by our independent registered public accounting firm…” Non-accelerated filers such as the Company are not required to file such reports. Please remove this bullet point in future filings.

Response: The Company will remove the bullet point in future filings.

3.We note that certain page headings in the financial statements do not accurately reflect the contents of those specific pages. Please ensure that all headings in the financial statements and the Form 10-K itself (if applicable) will be correct in future filings.

Response: The Company will ensure that the headings in the financial statements and in the Form 10-K itself are accurate in future filings.

4.On Page 76, the last sentence of the second paragraph under the heading “Reference Rate Reform” is incomplete. Please confirm that the missing information will be included in future filings, as applicable.

Response: The Company will provide the missing information in future filings.

5.Reference is made to the Company’s correspondence with the Staff dated June 23, 2020. In the response to Comment #12, the Company agreed to include disclosure of the weighted average yield of the Company’s entire portfolio. However, on Page 71, under the heading “Portfolio Holdings,” it appears that this information has only been provided with respect to select slices of the portfolio. Please ensure that future filings include disclosure of the weighted average yield of the Company’s entire portfolio.

Response: The Company will disclose the weighted average yield of the Company’s entire portfolio in future filings.

6.We note that the disclosure under the heading “Critical Accounting Policies” beginning on page 86 mirrors that already included in the financial statements. Item 303(b)(3), Instruction 3, of Regulation S-K requires such disclosure be provided in a manner that “supplements, and does not duplicate, disclosure already provided in the filing.” Please enhance the above disclosure in future filings in accordance with Item 303 of Regulation S-K.

Response: The Company will enhance the disclosure in its annual report on Form 10-K in accordance with Item 303 of Regulation S-K.

7.We note that you do not disclose the Company’s asset coverage percentage as required by Section 61(a)(2)(B)(i) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please include disclosure of the Company’s asset coverage percentage in future filings.

Response: The Company will disclose its asset coverage percentage in future filings.

8.We note that it appears that you held investments in affiliates as of June 30, 2021, but did not include the table required by Article 12-14 of Regulation S-X (the “Affiliates Table”). Please confirm that an Affiliates Table will be included as part of the financial statements in future filings. Please note that the Affiliates Table is required even if there is no investment in affiliates at the close of the period.

Response: The Company acknowledges the Staff’s comment and will include the Affiliates Table in future filings.

9.On the Consolidated Statements of Assets and Liabilities, we note that the accrued legal fees line item is higher than the legal expenses for the fiscal year. Please explain why in correspondence.

Response: The Company respectfully advises the Staff that accrued legal fees on the Consolidated Statements of Assets and Liabilities includes legal fees payable that are categorized as offering costs on the Consolidated Statement of Operations.

10.We note that you disclosed return of capital distributions for each of the past five fiscal years. Please explain in correspondence how the Company has complied with Section 19(a) of the 1940 Act regarding return of capital notifications.

Response: The Company respectfully advises the Staff that, along with each distribution sent to investors, the Company provided a Section 19(a) notice.

11.In future filings, please enhance the disclosure provided in footnote 1 on page 130. We note that the reasons provided for an investment’s transfer in or out of Level 3 are too vague and should be more specific in future filings.

Response: The Company acknowledges the Staff’s comment and will enhance the disclosure in future filings.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: M. Grier Eliasek, Prospect Capital Management L.P.